Exhibit 99.4
News Release – 4	May 20, 2019

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

( ₹ in crores)

STATEMENT OF CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2019

		Quarter ended			Year ended
Particulars		March 31,	December 31,	March 31,	March 31,
		2019	2018	2018	2019	2018
		Audited [refer note 10]	Unaudited	Audited [refer note 10]	Audited
Revenue from operations
I (a) Revenue (refer note 2)		85,676.33	76,264.69	88,966.34	299,190.59	289,386.25
(b) Other operating income		745.69	651.25	962.63	2,747.81	2,954.39
Total Revenue from Operations (a)+(b)		86,422.02	76,915.94	89,928.97	301,938.40	292,340.64
II Other income (includes Government grants)		863.62	666.77	1,714.47	2,965.31	3,957.59
III Total Income (I + II)		87,285.64	77,582.71	91,643.44	304,903.71	296,298.23
IV Expenses
(a) Cost of materials consumed
(i) Cost of materials consumed		47,359.74	46,755.80	50,875.96	182,254.45	173,371.19
(ii) Basis adjustment on hedge accounted derivatives		(177.57)	(224.08)	(309.77)	(1,245.37)	(1,378.60)
(b) Purchase of products for sale		(606.41)	4,806.08	4,652.62	13,258.83	15,903.99
(c) Changes in inventories of finished goods, work-in-progress and products for sale		10,570.35	(1,148.35)	1,886.36	2,053.28	(2,046.58)
(d) Excise duty (refer note 2)		-	-	-	-	790.16
(e) Employee benefits expense		7,999.36	8,508.95	8,352.27	33,243.87	30,300.09
(f) Finance costs		1,587.99	1,568.48	1,178.25	5,758.60	4,681.79
(g) Foreign exchange (gain)/loss (net)		(430.32)	(170.90)	(355.81)	905.91	(1,185.28)
(h) Depreciation and amortisation expense		5,353.05	6,439.25	6,488.36	23,590.63	21,553.59
(i) Product development/Engineering expenses		1,072.94	1,132.62	1,030.78	4,224.57	3,531.87
(j) Other expenses		16,628.09	16,084.10	19,622.37	62,238.12	60,184.21
(k) Amount transferred to capital and other account		(4,443.74)	(4,954.87)	(5,725.93)	(19,659.59)	(18,588.09)
Total expenses (IV)		84,913.48	78,797.08	87,695.46	306,623.30	287,118.34
V Profit/(loss) before exceptional items and tax (III - IV)		2,372.16	(1,214.37)	3,947.98	(1,719.59)	9,179.89
VI Exceptional Items
(a) Defined benefit pension plan amendment past service cost/(credit) (refer note 6)		-	147.93	-	147.93	(3,609.01)
(b) Employee separation cost (refer note 8)		1,367.31	4.14	(1.05)	1,371.45	3.68
(c) Provision for / impairment of capital work-in-progress and intangibles under development (net)		63.71	24.05	1,641.38	180.97	1,641.38
(d) Provision for costs of closure of operation of a subsidary (refer note 5)		(56.07)	-	-	381.01	-
(e) Provision for impairment in Jaguar Land Rover (refer note 7)		-	27,837.91	-	27,837.91	-
(f) Profit on sale of investment in a subsidiary company		(376.98)	-	-	(376.98)	-
(g) Others		109.27	-	-	109.27	(11.19)
VII Profit/(loss) before tax (V - VI)		1,264.92	(29,228.40)	2,307.65	(31,371.15)	11,155.03
VIII Tax expense/(credit) (net)
(a) Current tax		639.39	324.89	850.54	2,225.23	3,303.46
(b) Deferred tax		(527.93)	(2,730.07)	126.57	(4,662.68)	1,038.47
Total tax expense/(credit)		111.46	(2,405.18)	977.11	(2,437.45)	4,341.93
IX Profit for the period/year from continuing operations (VII - VIII)		1,153.46	(26,823.22)	1,330.54	(28,933.70)	6,813.10
X Share of profit of joint ventures and associates (net)		(44.80)	(137.58)	844.62	209.50	2,278.26
XI Profit for the period/year (IX + X)		1,108.66	(26,960.80)	2,175.16	(28,724.20)	9,091.36
Attributable to:
(a) Shareholders of the Company		1,117.48	(26,992.54)	2,125.24	(28,826.23)	8,988.91
(b) Non-controlling interests		(8.82)	31.74	49.92	102.03	102.45
XII Other comprehensive income/(loss)
(A) (i) Items that will not be reclassified to profit or loss		(5,921.92)	(208.28)	4,511.94	(4,260.75)	5,939.95
(ii) Income tax(expense)/credit relating to items that will not be reclassified to profit or loss		1,041.05	(13.09)	(745.78)	697.41	(991.02)
(B) (i) Items that will be reclassified to profit or loss		2,890.36	(6,431.57)	9,868.88	(2,016.01)	28,017.27
(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		(387.79)	238.21	(756.84)	3.58	(3,403.69)
Total other comprehensive income/(loss)		(2,378.30)	(6,414.73)	12,878.20	(5,575.77)	29,562.51
XIII Total comprehensive income/(loss) for the period (net of tax) (XI + XII)		(1,269.64)	(33,375.53)	15,053.36	(34,299.97)	38,653.87
Attributable to:
(a) Shareholders of the Company		(1,260.97)	(33,389.37)	14,990.28	(34,401.73)	38,524.52
(b) Non-controlling interests		(8.67)	13.84	63.08	101.76	129.35

XIV Paid-up equity share capital (face value of ₹ 2 each)		679.22	679.22	679.22	679.22	679.22
XV Reserves excluding revaluation reserves					59,477.47	94,725.82
XVI Earnings per share (EPS)
A. Ordinary shares (face value of ₹ 2 each)
(a) Basic EPS	₹	3.28	(79.49)	6.24	(84.89)	26.46
(b) Diluted EPS	₹	3.28	(79.49)	6.24	(84.89)	26.45
B. ‘A’ Ordinary shares (face value of ₹ 2 each)
(a) Basic EPS	₹	3.38	(79.49)	6.34	(84.89)	26.56
(b) Diluted EPS	₹	3.38	(79.49)	6.34	(84.89)	26.55
		Not annualised

Statement of Consolidated Assets and Liabilities
		(₹ in crores)
	As at March 31,	As at March 31,
	2019	2018
	Audited	Audited
I. ASSETS
(1) Non-current assets
(a) Property, plant and equipment	72,619.86	73,867.84
(b) Capital work-in-progress	8,538.17	16,142.94
(c) Goodwill	747.87	116.45
(d) Other intangible assets	37,866.74	47,429.57
(e) Intangible assets under development	23,345.67	23,890.56
(f) Investment in equity accounted investees	4,743.38	4,887.89
(g) Financial assets
(i) Other investments	1,497.51	763.76
(ii) Finance receivables	22,073.17	15,479.53
(iii) Loans and advances	407.42	495.41
(iv) Other financial assets	2,809.18	4,563.87
(h) Deferred tax assets (net)	5,151.11	4,158.70
(i) Non-current tax assets (net)	1,024.56	899.90
(j) Other non-current assets	2,938.73	2,681.25
	183,763.37	195,377.67
(2) Current assets
(a) Inventories	39,013.73	42,137.63
(b) Investment in equity accounted investees (held for sale)	591.50	497.35
(c) Financial assets
(i) Other investments	8,938.33	14,663.75
(ii) Trade receivables	18,996.17	19,893.30
(iii) Cash and cash equivalents	21,559.80	14,716.75
(iv) Bank balances other than (iii) above	11,089.02	19,897.16
(v) Finance receivables	11,551.52	8,401.65
(vi) Loans and advances	1,268.70	1,451.14
(vii) Other financial assets	3,213.56	3,857.64
(d) Current tax assets (net)	184.37	208.91
(e) Assets classified as held-for-sale	162.24	2,585.19
(f) Other current assets	6,862.22	7,662.37
	123,431.16	135,972.84
TOTAL ASSETS	307,194.53	331,350.51
II. EQUITY AND LIABILITIES
(1) Equity
(a) Equity share capital	679.22	679.22
(b) Other equity	59,500.34	94,748.69
Equity attributable to owners of Tata Motors Ltd	60,179.56	95,427.91
Non-controlling interests	523.06	525.06
	60,702.62	95,952.97
Liabilities
(2) Non-current liabilities
(a) Financial liabilities
(i) Borrowings	70,973.67	61,199.50
(ii) Other financial liabilities	2,792.71	2,739.14
(b) Provisions	11,854.85	10,948.44
(c) Deferred tax liabilities (net)	1,491.04	6,125.80
(d) Other non-current liabilities	13,922.21	11,165.19
	101,034.48	92,178.07
(3) Current liabilities
(a) Financial liabilities
(i) Borrowings	20,150.26	16,794.85
(ii) Trade payables	68,513.53	72,038.41
(iii) Acceptances	3,177.14	4,901.42
(iv) Other financial liabilities	32,855.65	31,267.49
(b) Provisions	10,196.75	7,953.50
(c) Current tax liabilities (net)	1,017.64	1,559.07
(d) Liabilities directly associated with assets classified as held-for-sale	-	1,070.18
(e) Other current liabilities	9,546.46	7,634.55
	145,457.43	143,219.47
TOTAL EQUITY & LIABILITIES	307,194.53	331,350.51

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India.

A core recent initiative of the Company was the implementation of the Organization Effectiveness (OE) program, a strategic program designed to overhaul and transform the Company. Pursuant to the changes implemented as a result of the OE program, the Company has drawn separate strategies for commercial vehicles, passenger vehicles and financing business from Fiscal 2019. Consequent to these changes, the automotive segments will have the following four reportable segments commencing fiscal 2019:

a) Automotive: The Automotive segment will consist of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Finance.

b) Others: Others will consist of IT services and machine tools and factory automation solutions.

This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

The reportable segment information for the corresponding previous periods reported have been changed to make them comparable.

						( ₹ in crores)
		Quarter ended			Year ended
Particulars		March 31,	December 31,	March 31,	March 31,	March 31,
		2019	2018		2019	2018
			Unaudited		Audited	Audited
A.	Segment Revenue :
	Revenue from operations
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	15,496.83	13,714.17	15,049.89	58,137.10	49,373.55
	(b) Passenger Vehicle	4,265.35	3,399.12	4,786.09	14,469.80	13,342.04
	(c) Corporate/Unallocable	22.13	27.87	36.60	110.60	169.69
	- Vehicle Financing	1,054.14	965.89	801.88	3,700.18	2,800.22
	- Jaguar and Land Rover	65,145.94	58,282.93	68,666.64	223,513.58	224,831.05
	Less: Intra segment eliminations	(195.74)	(27.03)	(19.12)	(275.65)	(131.91)
	-Total	85,788.65	76,362.95	89,321.98	299,655.61	290,384.64
II.	Others	919.75	889.82	982.77	3,626.07	3,252.36
	Total Segment Revenue	86,708.40	77,252.77	90,304.75	303,281.68	293,637.00
	Less: Inter segment revenue	(286.38)	(336.83)	(375.78)	(1,343.28)	(1,296.36)
	Revenue from Operations	86,422.02	76,915.94	89,928.97	301,938.40	292,340.64
B.	Segment results before other income (excluding Government grants), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax :
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	821.11	1,044.36	1,273.81	4,116.16	3,595.32
	(b) Passenger Vehicle	(373.63)	(382.03)	(835.40)	(1,387.79)	(3,045.92)
	(c) Corporate/Unallocable	(143.81)	(73.29)	(72.49)	(362.97)	(254.13)
	-Vehicle Financing (net off finance costs pertaining to borrowings sourced by the segment)	(136.09)	(92.95)	34.71	(313.81)	(96.99)
	- Jaguar and Land Rover	2,146.37	(1,375.53)	3,317.21	(1,278.47)	9,408.80
	Less: Intra segment eliminations	-	-	-	-	-
	-Total	2,313.95	(879.44)	3,717.84	773.12	9,607.08
II.	Others	35.32	149.09	208.91	505.44	422.32
	Total Segment results	2,349.27	(730.35)	3,926.75	1,278.56	10,029.40
	Less: Inter segment eliminations	(4.91)	(43.08)	(60.91)	(120.18)	(147.19)
	Net Segment results	2,344.36	(773.43)	3,865.84	1,158.38	9,882.21
	Add/(Less) : Other income (excluding Govt. grants)	442.19	263.60	364.35	1,170.89	888.89
	Add/(Less) : Finance costs (excluding pertaining to borrowings sourced by the vehicle finance segment)	(844.72)	(875.44)	(638.02)	(3,142.95)	(2,776.49)
	Add/(Less) : Foreign exchange gain/(loss) (net)	430.33	170.90	355.81	(905.91)	1,185.28
	Add/(Less) : Exceptional items
	- Tata and other brands vehicles
	(a) Commercial Vehicle	(116.66)	(2.79)	(161.93)	(556.53)	(166.66)
	(b) Passenger Vehicle	(0.02)	(24.81)	(800.00)	(118.04)	(800.00)
	(c) Unallocable	376.66	(0.59)	-	376.07	-
	- Total Tata and other brands vehicles	-	-	-	-	-
	- Jaguar and Land Rover	(1,367.22)	(27,985.84)	(678.40)	(29,353.06)	2,941.80
	Total Profit before tax	1,264.92	(29,228.40)	2,307.65	(31,371.15)	11,155.03

		As at December 31,	As at March 31,	As at March 31,
		2018	2019	2018
		Unaudited	Audited	Audited
C .	Segment Assets
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	29,480.64	26,927.43	27,903.07
	(b) Passenger Vehicle	19,649.45	19,446.38	16,400.05
	(c) Corporate/Unallocable	881.60	1,648.49	2,583.51
	- Tata and other brands vehicles - Assets held for sale	260.11	162.24	223.33
	- Vehicle Financing	34,777.53	38,261.58	27,653.16
	- Jaguar and Land Rover	176,646.39	170,433.61	199,513.67
	Less: Intra segment eliminations	(538.23)	-	(1,140.94)
	-Total	261,157.49	256,879.73	273,135.85
II.	(a) Others	35.56	2,003.74	13.26
	(b) Assets classified as held for sale	2,249.65	-	2,756.91
	Total Segment Assets	263,442.70	258,883.47	275,906.02
	Less: Inter segment eliminations	(605.17)	(1,225.25)	(1,281.07)
	Net Segment Assets	262,837.53	257,658.22	274,624.95
	Investment in equity accounted investees
	- Tata and other brands vehicles
	(a) Commercial Vehicle	417.32	422.54	383.00
	(b) Passenger Vehicle	2.50	-	2.50
	(c) Corporate/Unallocable	-	-	-
	- Vehicle Financing	2.67	2.67	-
	- Jaguar and Land Rover	4,352.48	4,318.17	4,502.39
	- Others*	565.41	591.50	497.35
	Add : Unallocable assets	27,562.90	44,201.43	51,340.32
	Total Assets	295,740.81	307,194.53	331,350.51
D .	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	13,616.49	15,937.65	14,714.92
	(b) Passenger Vehicle	3,154.01	3,687.73	3,137.17
	(c) Corporate/Unallocable	1,491.67	1,752.13	2,719.83
	- Vehicle Financing	651.20	711.43	724.40
	- Jaguar and Land Rover	94,841.18	107,296.26	107,864.26
	Less: Intra segment eliminations	(551.21)	(337.65)	(997.60)
	-Total	113,203.34	129,047.55	128,162.98
II.	(a) Others	88.10	529.07	84.01
	(b) Liabilities directly associated with assets classified as held-for-sale	1,050.33	-	1,070.18
	Total Segment Liabilities	114,341.77	129,576.62	129,317.17
	Less: Inter segment eliminations	(336.00)	(252.06)	(315.22)
	Net Segment Liabilities	114,005.77	129,324.56	129,001.95
	Add : Unallocable liabilities	119,650.63	117,167.35	106,395.59
	Total Liabilities	233,656.40	246,491.91	235,397.54
*	Held for sale as at March 31, 2019

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on May 20, 2019.
2)

Consequent to the introduction of Goods and Service Tax (GST) with effect from July 1, 2017, Central Excise, Value Added Tax (VAT), etc have been replaced by GST. In accordance with Ind AS 18/Ind AS 115 on Revenue/Revenue from contracts with customers and Schedule III of the Companies Act, 2013, GST, GST Compensation Cess, etc. are not included in Revenue from operations for applicable periods. In view of the aforesaid restructuring of indirect taxes, Revenue from operations for the year ended March 31, 2019 are not comparable with the previous year. Following additional information is being provided to facilitate such comparison:

					( ₹ in crores)
	Quarter ended			Year ended
Particulars	March 31,	December 31,	March 31,	March 31,	March 31,
	2019	2018	2018	2019	2018
(a) Revenue from operations	86,422.02	76,915.94	89,928.97	301,938.40	292,340.64
(b) Excise duty	-	-	-	-	(1,166.77)
(c) Revenue from operations (net of excise duty) (a)-(b)	86,422.02	76,915.94	89,928.97	301,938.40	291,173.87

3)

As at March 31, 2019, certain assets of the Company related to defence business and investment in Tata Hitachi Construction Machinery Company Private Limited (equity accounted investees) are classified as “Held for Sale” as they meet the criteria laid out under Ind AS 105.Given the delay in completing the sale, the Company has reassessed the position on “Held for Sale” for the assets and liabilities of Tata Technologies Ltd. Accordingly, the Company concluded that these assets and liabilities no longer meets the criteria of “Held for Sale” as per Ind AS 105.

4)

Consequent to clarifications published by the Institute of Chartered Accountants of India during the year ended March 31, 2019, various Government Grants (incentives) have been reported as “Other Income”. Previously, these were reported as “Other Operating Revenue” in the Statement of Profit and Loss. The change is retrospectively applied by reclassifying the previous year to conform to current year’s presentation and is not considered material to the Company's prior period financial statements.

5)

On July 31, 2018, the Company decided to cease its current manufacturing operations of Tata Motors Thailand Ltd.  Accordingly, the relevant restructuring costs have been accounted in the year ended March 31, 2019.

6)

During the year ended March 31, 2019, the High Court in United Kingdom ruled that pension schemes are required to equalise male and female members benefit for the inequalities within guaranteed minimum pension (GMP) earned between May 17, 1990 and April 5, 1997. Based on this, the Company reassessed its obligations under its existing Jaguar Land Rover pension plans and recorded an additional liability of an amount of GBP 16.5 million (₹147.93 crores) as past service costs during the year ended March 31, 2019.

7)

The Company assessed the recoverable amount of the Jaguar Land Rover business, which represent a single cash-generating unit (CGU), as at December 31, 2018, as the higher of Fair Value Less Cost of Disposal (‘FVLCD’) and Value in Use (‘VIU’) of the relevant assets of the CGU, due to change in market conditions especially in China, technology disruptions and rising cost of debt. This has resulted in an impairment charge of £3,105 million (₹27,837.91 crores) being recognized as exceptional charge for the quarter ended Decemebr 31, 2018.   As at March 31, 2019, the Company performed an impairment review with reference to its VIU and this did not result in a further impairment charge. The Company continues to assess and endeavors to take appropriate mitigating actions on the potential impacts of changes, if any in tax and treaty arrangements globally, including Brexit.

8)	During the quarter ended March 31, 2019, Jaguar Land Rover has announced a voluntary redundancy programme and accordingly had an exceptional charge of ₹1,367.22 crores.

9)Ind AS 115 – Revenue from Contracts with Customers

The Company adopted Ind AS 115 with a modified retrospective approach effective April 1, 2018. The Company makes transport arrangements for delivering its vehicles to the dealers. The gross consideration received in respect of these arrangements was recognised and presented within revenues in the statement of profit and loss. The costs associated with these arrangements were presented within freight cost in the statement of profit and loss. In accordance with Ind AS 115, the Company has determined that it is an agent in providing these services, and therefore, the gross consideration received, net off cost associated with respect to these arrangements is presented within revenues effective April 1, 2018. Certain payouts made to dealers such as infrastructure support payments are treated as variable components of consideration and are therefore in accordance with Ind AS 115, recognised as revenue deductions. These changes in presentation in the income statement resulted in decrease in both revenues and expenses by ₹1,006.89 crores and ₹3,809.03 crores for the quarter and year ended March 31, 2019, respectively.

10)

Figures for the quarters ended March 31, 2019 and 2018, represent the difference between the audited figures in respect of full financial years and the published figures for the nine months ended December 31, 2018 and 2017, respectively which were subject to limited review.

11)	During the year ended March 31, 2019, the Company has sold investment in TAL Manufacturing Solutions Limited to Tata Advanced Systems Ltd (TASL).

12)	The Statutory Auditors have carried out an audit of the consolidated financial results for the year ended March 31, 2019.

Tata Motors Limited

Guenter Butschek
Mumbai, May 20, 2019	CEO & Managing Director